UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 30, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON RESOLUTIONS PASSED AT

THE 2021 THIRD REGULAR MEETING OF THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

Pursuant to the articles of association (the “Articles”) of China Eastern Airlines Corporation Limited (the “Company”) and the rules for the meeting of the board of directors (the “Board”) of the Company and as convened by Mr. Liu Shaoyong, the chairman of the Company, the 2021 third regular meeting (the “Meeting”) of the Board was held by way of telecommunication on 29 April 2021.

Mr. Liu Shaoyong, being the chairman of the Company, Mr. Li Yangmin, being the vice chairman of the Company, Mr. Tang Bing, being the director of the Company, Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo, being the independent non-executive directors of the Company, and Mr. Jiang Jiang, being the employee representative director of the Company, were present at the Meeting.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Liu Shaoyong, the chairman of the Company. The Directors present at the Meeting considered and unanimously passed the following resolutions:

I.	Considered and approved the 2021 first quarterly financial report of the Company.

II.	Considered and approved the 2021 first quarterly report of the Company.

Please refer to the website of the Shanghai Stock Exchange (www.sse.com.cn) for the full text of the 2021 first quarterly report of the Company.

III.	Considered and approved the resolution regarding the nomination of external Directors of the ninth session of the Board.

Agreed to nominate Mr. Lin Wanli as a candidate for Director of the ninth session of the Board, and nominate Mr. Sun Zheng and Mr. Lu Xiongwen as candidates for independent Directors of the ninth session of the Board (please see the Appendix for their biographical details), with a term of office consistent with that of the current session of the Board, and agreed to submit this resolution to the general meeting of the Company for consideration and approval.

As Mr. Shao Ruiqing will have served as an independent Director of the Company for six consecutive years, upon the election of Mr. Sun Zheng and Mr. Lu Xiongwen as independent Directors of the Company at the general meeting of the Company, Mr. Shao Ruiqing will no longer serve as an independent Director of the ninth session of the Board.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 29 April 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

APPENDIX

BIOGRAPHICAL DETAILS OF CANDIDATES FOR

EXTERNAL DIRECTORS OF THE NINTH SESSION OF THE BOARD

OF CHINA EASTERN AIRLINES CORPORATION LIMITED

Mr. Lin Wanli, aged 59, is currently an external director of China Eastern Air Holding Company Limited and a full-time external director of Central Enterprise. Mr. Lin served as the vice party secretary and secretary of the disciplinary committee of the Tunnel Bureau of Ministry of Railways, the vice chairman and party secretary of China Railway Tunnel Group Co., Ltd., the vice party secretary, secretary of the disciplinary committee and chairman of the labour union of China Northern Locomotive and Rolling Stock Industry (Group) Corporation, the president and party secretary of China Railway Materials Commercial Corporation, the chairman and party secretary of China Railway Materials Co., Ltd., a director and the party secretary of China National Aviation Fuel Group Corporation, the chairman of China Aviation Oil (Singapore) Corporation Ltd., and an independent Director of the Company. Currently, Mr. Lin also serves as an external director of China National Agricultural Development Group Co., Ltd., and a non-executive director of China Construction Science & Technology Group Co., Ltd. Mr. Lin graduated from the Economics Faculty of Shandong University and obtained an Executive Master of Business Administration degree from Tsinghua University. He is a researcher-level senior political work specialist and senior economist.

Mr. Sun Zheng, aged 63, is currently a senior professor at Shanghai University of Finance and Economics. Mr. Sun served as the vice president of Shanghai University of Finance and Economics. Currently, Mr. Sun also serves as the vice president of the Accounting Society of China, the vice president of the Accounting Society of Shanghai, and an independent director of Bank of Shanghai Co., Ltd., Shanghai Rural Commercial Bank Co., Ltd., Industrial Securities Co., Ltd. and COFCO Capital Holdings Co., Ltd. Mr. Sun graduated from Shanghai University of Finance and Economics with a doctoral degree in economics, and is a Chinese Certified Public Accountant.

Mr. Lu Xiongwen, aged 54, is currently the dean, a professor and doctoral supervisor of the School of Management of Fudan University. Mr. Lu served as a supervisor of SPD Silicon Valley Bank. Currently, Mr. Lu also serves as an independent director of Shanghai Jinqiao Export Processing Zone Development Co., Ltd., Baoshan Iron & Steel Co., Ltd., Shanghai New Huang Pu Real Estate Co., Ltd., SPD Silicon Valley Bank and Morgan Stanley Huaxin Securities Co., Ltd., and the vice chairman of the sixth session of the China National MBA Education Supervisory Committee. Mr. Lu graduated from Fudan University with a doctoral degree in economics.